SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2011
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Records Load Factor of 72.4%, with Demand Growth of 4.5%

Consistent growth in demand and load factor in line with

Company’s 2011 growth strategy

São Paulo, March 14, 2011 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL) (S&P/Fitch:BB-/BB-, Moody’s: Ba3), the largest low-cost and low-fare airline in Latin America, recorded a 4.5% year-on-year increase in demand on its total route network in February, accompanied by a load factor of 71.2%.

Demand

Demand on the domestic market grew by 4.4% over February 2010, despite the fact that the Carnival holiday was in the first week of March in 2011 rather than at the beginning of February, as traditionally occurs.  This resulted in an early end to Brazil’s summer vacation high season, making February less seasonal than the same period in 2010. On the other hand, March will benefit from the creation of a small holiday period during the first week, fueling air traffic in this period.  In comparison with the previous month, demand fell by 18.8% (10.1% down in terms of daily demand) due to: (i) January’s seasonality (summer high season); (ii) the reduced number of operational days between the two months (28 days in February versus 31 in January); and (iii) the absence of Carnival, making February less seasonal in comparison with last year.

International demand climbed by 5.9% year-on-year, thanks to the economic stability in Latin America, in addition to the following factors: (i) the launch of new international destinations between the two periods (Punta Cana, in the Dominican Republic, Bridgetown, in  Barbados, and Buenos Aires/Aeroparque, in Argentina); (ii) the intensification of international operations with partner airlines through code-share agreements; and (iii) the depreciation of the Real against the U.S. dollar, favoring international tourism. In comparison with the month before, demand fell by 17.8%, also mainly due to January’s seasonality and the lower number of operational days in comparison with January and December. Average daily demand recorded a decline of only 9.0%.

Operating Data	February 2011 (*)(**)	February 2010 (*)(**)	Var.% (YoY)	January 2011(*)(**)	Var.% (MoM)
Total System
ASK (mm)(1)	3,596.7	3,464.8	3.8%	4,164.3	-13.6%
RPK (mm)(2)	2,561.3	2,451.0	4.5%	3,149.4	-18.7%
Load Factor(3)	71.2%	70.7%	+0.5 p.p.	75.6%	-4.4 p.p.
Domestic Market
ASK (mm)(1)	3,196.7	3,099.2	3.1%	3,664.0	-12.8%
RPK (mm)(2)	2,313.3	2,216.8	4.4%	2,847.7	-18.8%
Load Factor (3)	72.4%	71.5%	+0.8 p.p.	77.7%	-5.4 p.p.
International Market
ASK (mm)(1)	400.1	365.6	9.4%	500.4	-20.0%
RPK (mm)(2)	248.0	234.3	5.9%	301.8	-17.8%
Load Factor(3)	62.0%	64.1%	-2.1 p.p.	60.3%	+1.7 p.p.

(*) February 2011 – preliminary figures; February 2010 – management figures adjusted to comply with the new National Civil Aviation Agency (ANAC) methodology; January 2010 – ANAC figures.

(**)Considering the new calculation methodology  introduced by ANAC’s 2010 DCA Manual.

Supply

Supply increased by 3.8% year-on-year, mainly due to: (i) increased productivity (more than 13.2 block hours/day in February/11 versus approximately 12.9 in February 2010); (ii) the replacement of B737-300s with B737-800s, which have more seats; and (iii) the reactivation of B767 aircraft for international charter flights. In comparison with the previous month, supply fell by 13.6% due to the end of the high season in January and the reduced number of operational days (28 in February versus 31 in January). In daily average terms, supply fell by only 4.4%.

For yet another consecutive month, GOL continued to implement its responsible capacity management strategy, with upturns of 3.8% in supply and 4.5% in demand. The aim is to increase supply by improving productivity without the need to add more aircraft. As a result, the Company maximizes the use of its assets, thereby boosting profitability.

Load Factor and Yield

GOL’s total load factor came to 71.2% in February (0.5 p.p. up year-on-year and 4.4 p.p. down on the month before) and yield exceeded 19.00 cents (R$).

 (1) Available seat kilometers (ASK) is the sum of the products obtained by multiplying the number of seats available on each flight stage by the distance of the average flight stage.

(2) Revenue passenger kilometers (RPK) is the sum of the products obtained by multiplying the number of revenue passengers carried on each flight stage by the average stage distance.

(3) Load factor is the percentage of aircraft seating capacity effectively used, which is calculated by dividing the number of passenger-kilometers flown by the number of seat-kilometers available.

Contact

Investor Relations
Leonardo Pereira –CFO
Rodrigo Alves – Capital Markets Officer
Raquel Kim – Investor Relations
Mario Liao – Investor Relations
Phone.: (55 11) 2128-4700
E-mail: ri@golnaweb.com.br
Website:www.voegol.com.br/ir
Twitter: www.twitter.com/GOLinvest

Corporate Communications
Phone.: (55 11) 2128-4413
E-mail: comcorp@golnaweb.com.br
Twitter: www.twitter.com/GOLcomunicacao

Media Relations
Edelman (USA and Europe): Meaghan Smith and Robby Corrado
Phone.: +1 (212) 704-8196 / 704-4590
E-mail: meaghan.smith@edelman.com
or robert.corrado@edelman.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: Ba3), the largest low-cost and low-fare airline in Latin America, offers more than 900 daily flights to 59 destinations that connect all the important cities in Brazil and 14 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2011

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.